Exhibit 2.5 (b)

DESCRIPTION OF SECURITIES – SERIES A PREFERRED SHARE PURCHASE RIGHTS

The following description of our Series A Preferred Share Purchase Rights is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the rights agreement between GeoPark Limited (the “Company”) and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”) dated as of June 3, 2025 (the “Rights Agreement”), which is incorporated by reference as an exhibit to the Annual Report on Form 20-F for the year ended December 31, 2025 of which this Exhibit is a part. We encourage you to read the Rights Agreement for additional information.

General

On June 3, 2025, the Board of Directors of the Company made a grant of one preferred share purchase right (a “Right”) for each issued and outstanding common share, par value US$0.001 per share (the “Common Shares”), of the Company issued and outstanding at the close of business on June 13, 2025 (the “Record Date”). The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent.

The Board of Directors has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires without the approval of the Board of Directors 12% or more of the issued and outstanding Common Shares (including certain synthetic equity positions created by derivative securities, which are treated as beneficial ownership of the number of Common Shares equivalent to the economic exposure created by the synthetic equity position, subject to certain specified conditions). The Rights Agreement should not interfere with any merger, amalgamation or other business combination approved by the Board of Directors.

The Rights

The Board of Directors made a grant of a Right with respect to each issued and outstanding Common Share on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Shares, and the registered holders of Common Shares will be deemed to be the registered holders of the Rights. Issuances of new Common Shares after the Record Date but before the Distribution Date, as defined under the subheading “Exercisability” below, will be accompanied by new Rights.

Prior to the Distribution Date, the Rights will be evidenced by the certificates for (or by the book entry account that evidences record ownership of) the Common Shares. After the Distribution Date, the Rights Agent will mail separate certificates (“Rights Certificates”) evidencing the Rights to each record holder of Common Shares as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Shares.

Exercisability

The Rights will not be exercisable until after the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase, for US$36.00 (the “Purchase Price”), one one-hundredth of a Series A Preferred Share, par value US$0.001 per share (the “Preferred Shares”). This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting or liquidation rights as would one Common Share. Prior to exercise, Rights holders in their capacity as such have no rights as a shareholder of the Company, including the right to vote and to receive dividends.

The “Distribution Date” generally means the earlier of:

●	the close of business on the 10th business day after the date of the first public announcement that a person or any of its affiliates and associates has become an “Acquiring Person,” as defined below, and

●	the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person

An “Acquiring Person” generally means any person who or which, together with all affiliates and associates of such person obtains beneficial ownership of 12% or more of the issued and outstanding Common Shares (including certain synthetic equity positions created by derivative securities, which are treated as beneficial ownership of the number of Common Shares equivalent to the economic exposure created by the synthetic equity position, subject to certain specified conditions).

Beneficial Ownership

Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of underlying shares of Common Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended – are treated as beneficial ownership of the number of Common Shares equivalent to the economic exposure created by the derivative positions, to the extent actual Common Shares are directly or indirectly held by counterparties to the derivatives contracts. Swap dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership. In addition, shares held by Affiliates and Associates of an Acquiring Person, and Notional Common Shares held by counterparties to a derivatives contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person (in each case as such capitalized terms are defined in the Rights Agreement).

Preferred Shares

The value of one one-hundredth interest in a Preferred Share should approximate the value of one Common Share, subject to adjustment. Each one one-hundredth of a Preferred Share, if issued:

●	will not be redeemable,
●	will entitle holders to quarterly dividend payments of US$0.01 per share, or an amount equal to the dividend paid on one Common Share, whichever is greater.
●	will entitle holders upon liquidation either to receive US$1.00 per share or an amount equal to the payment made on one Common Share, whichever is greater,
●	will have the same voting power as one Common Share,
●	if Common Shares are exchanged via merger, amalgamation, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one Common Share

Consequences of a Person or Group Becoming an Acquiring Person

Flip in. Subject to the Company’s exchange rights, described below, at any time after any person has become an Acquiring Person, each holder of a Right (other than an Acquiring Person, its affiliates and associates) will be entitled to purchase for each Right held, at the Purchase Price, a number of Common Shares having a market value of twice the Purchase Price.

Exchange. At any time on or after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the issued and outstanding Common Shares or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the

Rights (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) for Common Shares at an exchange ratio of one Common Share per Right.

Flip over. If, after any person has become an Acquiring Person, (1) the Company is involved in a merger, amalgamation or other business combination in which the Company is not the surviving corporation or its Common Shares are exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) will entitle the holder to purchase for each Right held, for the Purchase Price, a number of common shares of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

Expiration

The Rights will expire on the first anniversary of June 3, 2025 unless earlier exercised, exchanged, amended or redeemed.

Redemption

The Board of Directors may redeem all of the Rights at a price of US$0.01 per Right at any time before any person has become an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price per Right. The redemption price will be subject to adjustment.

Amendment

At any time before any person has become an Acquiring Person, the Rights Agreement may be amended in any respect. After such time, the Rights Agreement may be amended (i) to cure any ambiguity, (ii) to correct any defective or inconsistent provision or (iii) in any respect that does not adversely affect Rights holders (other than any Acquiring Person, its affiliates and associates).

Antidilution

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.